UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
+972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 1, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. M8220U106	Page 2 of 4
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 76,680,848 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 76,680,848 Ordinary shares**
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,680,848 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.57%*
14	TYPE OF REPORTING PERSON: CO

* Based on 175,981,917 ordinary shares of the Issuer outstanding as of October 11, 2011 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer).

(Page 2 of 4 Pages)

The statement on Schedule 13D filed on February 16, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011, as further amended by Amendment No. 2 filed by Greenstone with the Securities and Exchange Commission on March 28, 2011, as further amended by Amendment No. 3 filed by Greenstone with the Securities and Exchange Commission on May 24, 2011, as further amended by Amendment No. 4 filed by Greenstone with the Securities and Exchange Commission on July 5, 2011 and as further amended by Amendment No. 5 filed by Greenstone with the Securities and Exchange Commission on September 1, 2011 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”) is hereby further amended as set forth below by this Amendment No. 6. Amendment No. 6 is filed to reflect the expiration of an option held by the Reporting Person to purchase 1,800,000 Ordinary Shares and the termination of the Voting Agreement.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraph:

Pursuant to a Termination Agreement fully executed on December 1, 2011 and dated as of November 29, 2011, the Voting Agreement by and between Greenstone and Mazal Resources B.V., or Mazal, was terminated.

Item 5.    Interest in Securities of the Issuer.

Item 5(a)-(b) of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Greenstone holds 76,680,848 Ordinary Shares of the Issuer, representing 43.57% of the outstanding Ordinary Shares of the Issuer (based on 175,981,917 ordinary shares of the Issuer outstanding as of October 11, 2011, not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer). Other than as described above, to the best knowledge of Greenstone, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(b) Greenstone has sole voting and dispositive power with respect to 76,680,848 Ordinary Shares, or approximately 43.57% of the outstanding Ordinary Shares of the Issuer, beneficially held by Greenstone.

Item 7.   Material to be Filed as Exhibits.

Item 7 of Schedule 13D is amended and restated as follows:

99.1*
Agreement, dated December 12, 2010, by and among, Greenstone Industries Ltd., A.O. Tzidon Ltd. and Aviv Tzidon (incorporated by reference to Exhibit 7 to Schedule 13D/A filed by Aviv Tzidon on December 20, 2010 with respect to the Issuer's Ordinary Shares).

99.2*
Share Purchase Agreement, dated July 3, 2011, by and among Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V., R.V.B. Holdings Ltd. and E.E.R Environmental Energy Resources (Israel) Ltd.

99.3*	Voting Agreement, dated July 3, 2011, by and between Greenstone Industries Ltd. and Mazal Resources B.V.

99.4	Termination Agreement, dated as of November 29, 2011, by and between Greenstone Industries Ltd. and Mazal Resources B.V.

*Previously filed.

(Page 3 of 4 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD. By: /s/ Yair Fudim Yair Fudim Chief Executive Officer By: /s/ Ofer Naveh Ofer Naveh Director of Finance December 5, 2011

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